  EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

BetterLife Pharma Inc. (the “Company”) 1275 West 6th Avenue Suite 300 Vancouver, British Columbia V6H 1A6

Item 2	Date of Material Change

August 2020

Item 3	News Releases

News release dated August 11, 2020.

Item 4	Summary of Material Change

The Company closed a non-brokered private placement by issuing 716,725 units (“Units”) at a price of $1.90 per Unit for gross proceeds of $1,361,777. Each Unit consists of one common share of the Company (“Common Share”) and one half of one Common Share purchase warrant of the Company (“Warrant”). Each whole Warrant shall be exercisable for a period of two years from the closing date of the Offering to purchase one Common Share at a price of $2.30 per Common Share. The Common Shares and Warrants issued pursuant to the Offering are subject to a four month hold period under applicable securities laws, which hold period expires four months and a day following the date of issue of the Units. Pursuant to the private placement, the Company paid $72,435 in agents’ fees and issued 54,321 in agent warrants, exercisable at $2.30 per Common Share for a two year period.

The Company also issued 31,250 common shares to a third party for services provided and issued 258,833 common shares to an officer and a director of its wholly-owned subsidiary, Pivot Pharmaceuticals Manufacturing Corp., pursuant to vesting of restricted stock units.

Item 5	Full Description of Material Change

Refer to Item 4 and the news release in Schedule “A”

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102.

Item 7	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8	Executive Officer

Further information can be obtained from Ahmad Doroudian, Chief Executive Officer of the Company, at (604) 221-0595.

Item 9	Date of Report

August 11, 2020

1

SCHEDULE “A”

2

BetterLife Announces Closing of Private Placement

VANCOUVER, August 11, 2020 - BetterLife Pharma Inc. (“BetterLife” or the “Company”) (CSE: BETR / OTCQB: BETRF / FRA: NPAT) is pleased to announce that it has closed the first tranche of its non-brokered private placement (the “Offering”) by issuing 716,725 units (“Units”) at a price of $1.90 per Unit for gross proceeds of $1,361,777.

Each Unit consists of one common share of the Company (“Common Share”) and one half of one Common Share purchase warrant of the Company (“Warrant”). Each whole Warrant shall be exercisable for a period of two years from the closing date of the Offering to purchase one Common Share at a price of $2.30 per Common Share. The Common Shares and Warrants issued pursuant to the Offering are subject to a four month hold period under applicable securities laws, which hold period expires four months and a day following the date of issue of the Units.

BetterLife will use the proceeds for working capital purposes and to advance on the AP-003 clinical trial programs of Altum Pharmaceuticals Inc. (“Altum”). These trials are planned to begin in the next 6 to 10 weeks. As announced on July 30, 2020, 91.3% of Altum’s shareholders voted in favour of the merger with BetterLife and BetterLife now awaits ratification of the merger by the Canadian Securities Exchange.

Altum’s therapeutic pipeline consists of 3 products, including AP-003, a patent-pending interferon a2b (IFNa2b) inhalation formulation. Recent studies in China and the UK have provided data that suggest the therapeutic efficacy of interferon-based treatments for COVID-19.

About BetterLife Pharma Inc.

BetterLife Pharma Inc. is an emerging biotechnology company engaged in the development and commercialization of therapeutic pharmaceuticals as well as drug delivery platform technologies. Through its wholly owned subsidiary, BLife Therapeutics Inc., BetterLife is refining and developing drug candidates from a broad set of complementary Interferon-based technologies which have the potential to engage the immune system to fight virus infections, such as the coronavirus disease (COVID-19) and human papillomavirus (HPV), and/or to directly inhibit tumours to treat specific types of cancer.

For further information please visit www.blifetherapeutics.com.

Cautionary Note

The Company is not making any express or implied claims that Altum’s AP-003 or any other product has the ability to eliminate, cure or contain the COVID-19 (or SARS-2 Coronavirus) at this time. Further, the safety and efficacy of Altum’s AP-003 are under investigation and market authorization has not yet been obtained.

3

Contact:

Ahmad Doroudian, Chief Executive Officer

Email: Ahmad.Doroudian@blifepharma.com

Phone: 604-221-0595

Dost Mustaq, BDA International Investor Relations Contact

Email: ir@blifepharma.com

Phone: 646-679-4321

Cautionary Note Regarding Forward-Looking Statements

Except for historical information, the matters set forth above may be forward-looking statements that involve risks and uncertainties that could cause actual results to differ from those in the forward-looking statements. Such forward-looking statements are based on the current beliefs of management, as well as assumptions made by and information currently available to management. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors, such as the failure to complete the transaction with Altum, the failure of Altum to complete clinical trials or to have success in such trials, the failure of Altum to secure and/or enforce patent protection for AP-003, the failure of Altum to secure exclusive rights from third parties, the failure of the Company to secure financing needed to carry out the plans set out herein, the failure to meet the conditions imposed by the CSE or other securities regulators, the competitive environment within the industry, the ability of BetterLife to commence and expand its operations, the level of costs incurred in connection with BetterLife’s operational efforts, economic conditions in the industry, pandemics, and the financial strength of BetterLife’s future customers and suppliers. Reliance should not be placed on forward-looking statements, as they involve known and unknown risks, uncertainties and other factors that may cause the actual results to differ materially from the anticipated future results expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward-looking statements include, but are not limited to: our ability to obtain, on satisfactory terms or at all, the capital required for research, product development, operations and marketing; general economic, business and market conditions; our ability to successfully and timely complete clinical studies; product development delays and other uncertainties related to new product development; our ability to attract and retain business partners and key personnel; the risk of our inability to profitably commercialize our proposed products; the risk that our proposed clinical trials will not be launched in a timely manner (or at all) or if launched yield positive results or that we will not obtain regulatory market approvals for our products; the extent of any future losses; the risk of our inability to establish or manage manufacturing, development or marketing collaborations; the risk of delay of, or failure to obtain, necessary regulatory approvals and, ultimately, product launches; dependence on third parties for successful commercialization of our products; inability to obtain product and raw materials in sufficient quantity or at standards acceptable to health regulatory authorities to commence and complete clinical trials or to meet commercial demand;·our ability to obtain patent protection and protect our intellectual property rights; commercialization limitations imposed by intellectual property rights owned or controlled by third parties; uncertainty related to intellectual property liability rights and liability claims asserted against us; the impact of competitive products and pricing; and future levels of government funding; additional risks and uncertainties, many of which are beyond our control.

Except as required by law, we undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

4